Almere, The Netherlands
December 6, 2013

ASM INTERNATIONAL N.V. TO HOST TECHNOLOGY SEMINAR

ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) today announced that it will be hosting a technical luncheon seminar in Washington DC, US, on Monday, December 9, 2013, the first day of the International Electron Devices Meeting (IEDM).
In this technology seminar ASM will highlight equipment and process technologies for developing next generation transistors with high mobility channel materials.

The agenda is as follows:

•	11:30 am - Lunch buffet

•	12:15-12:25 pm - Ivo Raaijmakers (ASM) - Welcome and introduction

•	12:25-12:45 pm – Paul Jamison (IBM) - “Atomic Layer Deposition of High-k Dielectrics on High Mobility Substrates”
Following the presentations, there will be an open dialogue around the presentation topics.
The ASM technology seminar will take place in the Kalorama Room at the Churchill Hotel, 1914 Connecticut Avenue NW, Washington DC, 20009, USA, across from the Hilton San Francisco. The room will open at 11:30 am for invited attendees. Interested parties should contact Rosanne de Vries, +31 (0)8810-08569, rosanne.de.vries@asm.com.

About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

CONTACT

Rosanne de Vries
+31 (0)651 252448 - +31 (0)8810 08569